Exhibit 3.2

CERTIFICATE OF AMENDMENT OF THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

EGAIN COMMUNICATIONS CORPORATION

A DELAWARE CORPORATION

eGain Communications Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

FIRST:    The name of the Corporation is eGain Communications Corporation. The date of the filing of its original Certificate of Incorporation (the “Original Certificate”) with the Secretary of the State of Delaware was September 10, 1997, under the name Parsec Communications Corporation. The Original Certificate was amended and restated on March 2, 1998, June 23, 1998, December 24, 1998, February 8, 1999, May 13, 1999, July 28, 1999, September 28, 1999 and February 13, 2001.

SECOND:    Pursuant to Section 242 (b) of the Delaware General Corporation Law the Board of Directors of the Corporation has duly adopted, and a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class has approved, the amendments to the Amended and Restated Certificate of Incorporation of the Corporation set forth in this Certificate of Amendment.

THIRD:    That Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation is amended to insert the following paragraph as the third paragraph of Article FOURTH:

“Effective immediately upon the filing of this Certificate of Amendment with the Delaware Secretary of State, every ten (10) outstanding shares of Common Stock shall without further action by this Corporation or the holder thereof be combined into and automatically become one share of Common Stock. The authorized shares of the Corporation shall remain as set forth in this Certificate of Incorporation. No fractional share shall be issued in connection with the foregoing stock split; all shares of Common Stock so split that are held by a stockholder will be aggregated and each fractional share resulting from such aggregation shall be rounded down to the nearest whole share. In lieu of any interest in a fractional share of Common Stock to which a stockholder would otherwise be entitled as a result of the foregoing split, the Corporation shall pay a cash amount to such stockholder equal to the fair value as determined by the Board of Directors of such fractional share as of the effective date of the foregoing split.”

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of the Amended and Restated Certificate of Incorporation on this 19th day of August, 2003.

EGAIN COMMUNICATIONS CORPORATION

/s/ ASHUTOSH ROY
Ashutosh Roy Chief Executive Officer